

P. Subra Subrahmanyam

· 2nd

Technology Leader. Executive. Entrepreneur. Keynote Speaker. Consulting Professor @ Stanford.

Fremont, California, United States ·

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Stanford

Wharton & George Washington University (in...

Providing services

Cybersecurity, Public Speaking, Corporate Training, Career Development Co...

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Experience

Consulting Professor

Stanford

1996 – Present · 25 yrs

Executive Chairman and CEO

CyberKnowledge

1999 – Present · 22 yrs

Silicon Valley; Bay Area (California);

Strategy/Technology Consulting; Startups; Advisory Boards; Corporate Innovation Strategies; Strategic Business Development & Alliances; Digital Transformation; Emerging Technologies; ...see more

Contributing Executive Panel
McKinsey & Company
Jan 2018 – Present · 3 yrs 7 mos

IEEE Distinguished Speaker (AI/ML in FinTech; Decentralized Identities; Blockchain)
IEEE · Part-time
Jan 2020 – Present · 1 yr 7 mos

Mentor
Google Launchpad
Aug 2017 – Present · 4 yrs
Mountain View, CA

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Education

Wharton & George Washington University (in association with the AT&T School of Business)
Executive MBA & International Exec MBA Programs
1990 – 1991

Stony Brook, Stanford
Ph.D., Computer Science
Activities and Societies: IBM Fellow

IIT
MTech, Computer Science

Volunteer experience

Technical Activities Board, SIG Chair
IEEE
1987 – Present • 34 yrs
Science and Technology

Co-Chair, Big Data Working Group; Blockchain
Cloud Security Alliance
2014 – Present • 7 yrs
Science and Technology